Marc Recht (617) 937-2316 mrecht@cooley.com	VIA EDGAR
July 29, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

RE:	Clinical Data, Inc. Amendment No. 2 to Registration Statement of Form S-3 Filed July 24, 2009 Registration No. 333-159039
Ladies and Gentlemen:
     On behalf of Clinical Data, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (the “Third Amendment”) to the Company’s Registration Statement on Form S-3, initially filed with the Commission on May 7, 2009, amended by Amendment No. 1 to Form S-3 filed with the Commission on July 1, 2009 and further amended by Amendment No. 2 to Form S-3 filed with the Commission on July 24, 2009 (the “Second Amendment”). Set forth below are the Company’s responses to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated July 28, 2009 from Russell Mancuso, Branch Chief. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one marked complete courtesy copy of the Third Amendment and one courtesy copy of this letter to Mr. Mancuso as well as to Mary Beth Breslin of the Commission’s Division of Corporation Finance.
1.	Comment: Please tell us what you know about the reasons for the recent increase in the market price for your common stock.
          Response: The Company is unaware of any specific reason for the recent increase in the market price for its common stock. Moreover, we can confirm for the Staff, based on our discussions with the Company, that the Company is not currently engaged in any activity or aware of any fact or circumstance that would constitute material, non-public information that would need to be disclosed prior to the Third Amendment being declared effective.
Related Party Transactions, page 16

2.	Comment: We note your revisions in response to prior comment 2. It is unclear what distinction you are attempting to draw between referring to a filing “for informational purposes” and incorporating the filing by reference. If you are instructing investors to go
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission
July 29, 2009
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to a filing to find information, it appears that in substance you are attempting to include that information as part of the prospectus. If you do have the authority to incorporate such disclosure by reference, please revise your prospectus accordingly.
          Response: In response to the Staff’s comments, we have removed (i) the sentence in the section of the Second Amendment entitled “Selling Stockholders — Related Party Transactions” indicating that the references to the Company’s prior filings were included “for informational purposes” only and (ii) each of the references to the Company’s previous filings contained in this section. We believe the descriptions of the transactions included in this section of the Third Amendment comply with the requirements of Item 7 of Form S-3.
Information Incorporated by Reference, page 19

3.	Comment: We will continue to evaluate your response to prior comment 3 when you file the required information.
          Response: The information required by Part III of Form 10-K has been included in a definitive proxy statement filed with the Commission on July 29, 2009.
* * * * * *
     When appropriate, the Company will provide a written request for acceleration of the effective date of the registration statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the registration statement.
     We hope that the above responses and the related revisions to the Third Amendment will be acceptable to the Staff. Please do not hesitate to call Marc Recht or Robert Hadfield of this firm at (617) 937-2300 with any comments or questions regarding the Third Amendment and this letter. We thank you for your time and attention.
Best regards,
/s/ Marc Recht
Marc Recht

cc:	Securities and Exchange Commission Russell Mancuso Mary Beth Breslin Clinical Data, Inc. Andrew J. Fromkin C. Evan Ballantyne
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Securities and Exchange Commission
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Caesar J. Belbel
John McCabe
Cooley Godward Kronish LLP
Robert O. Hadfield
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM